

Mail Stop 3720

November 14, 2016

Zivi Nedivi
Chief Executive Officer
Cyalume Technologies Holdings, Inc.
910 SE 17th Street, Suite 300
Fort Lauderdale, FL 33316

> **Re: Cyalume Technologies Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed April 7, 2016**
> **File No. 000-52247**

Dear Mr. Nedivi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 15. Exhibits, Financial Statement Schedules, page 38

1. We note your disclosure that you depend significantly on two long-term contracts, one with LC Industries and one with NSPA. Together, these two contracts appear to constitute a significant percentage of your total revenue—approximately 33% in 2015. We note that your agreement with LC Industries was filed in your Form 10-Q for the quarter ended September 30, 2014, but not listed in the exhibit index of subsequent annual reports. It appears that the agreement with NSPA was never filed, though you indicated that you would do so in future filings in your response letter to staff comment dated January 14, 2010. Please tell us why these contracts are not filed herein or incorporated by reference. Please refer to Item 601(b)(10)(ii)(B).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Shainess, Attorney Adviser at (202) 551-7951 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications